LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

November 24, 2003

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- October 2003 Results Report November 24, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

H. K. Lee

Hyungyu Lee
Manager
International Finance Group

dlw 12/3

October 2003 Results Report

I. Results	Revenue	Versus Oct. 2002	Versus Sep. 2003
Total	1,913	+38.7%	+9.7%
Appliance Division	488	+25.3%	+11.6%
Display & Media Division	653	+25.7%	+6.0%
Telecom & Handset Division	757	+63.0%	+12.2%

II. Handset Sales			
Total	3,035	+89.6%	+20.2%
Domestic	289	-20.8%	-4.3%
CDMA Export	1,928	+122.1%	+22.6%
GSM Export	818	+122.3%	+25.7%

(Billions of KRW; Thousands of Units)

* 2002 numbers are calculated on the same basis as 2003 numbers for a meaningful comparison

※ These figures are unaudited and are subject to change.

III. Description

Appliance

- Weak domestic sales were caused by the sluggish domestic market
- Exports increased by approximately 60% due mainly to washing machines, refrigerators, and vacuum cleaners.

Display & Media

- Month-on-month, PDP sales went up 40% thanks to the smooth ramping up of 2nd Line.
- Strong DTV exports overcame slow domestic sales.
- LCD Monitor sales increased in anticipation of the Christmas season

Handsets

- Monthly sales units exceeded 3 million for the very first time.
- North America CDMA sales continued to increase.
- GSM sales expanded among Europe and North America operators.